SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
                                                            [Amendment No. 3]

WNC CALIFORNIA HOUSING TAX CREDITS, L.P.
(Name of the Issuer)

WNC CALIFORNIA HOUSING TAX CREDITS, L.P.
WNC & ASSOCIATES, INC.
WILFRED N. COOPER, SR.
PHILIP R. HAMMOND FAMILY LIMITED PARTNERSHIP
PHILIP R. HAMMOND
DIANE M. HAMMOND
(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David N. Shafer, Esq.
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, California  92614
(714) 662-5565
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:
Paul G. Dannhauser, Esq.
Derenthal & Dannhauser LLP
1999 Harrison Street
Oakland, California 94612
(510) 350-3070

This statement is filed in connection with (check the appropriate box):

a.
[X] The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b.	[ ] The filing of a registration statement under the Securities Act of 1933.
c.	[ ] A tender offer.
d.	[ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

$1,420,000	$164.86
Transaction valuation*	Amount of filing fee

Cash purchase price
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[X] Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$164.86 Schedule 14A WNC California Housing Tax Credits, L.P. August 29, 2011

This statement is intended to be the final amendment to the Rule 13e-3 transaction statements on Schedule 13E-3 filed by (each, a “Filing Person” and collectively, the “Filing Persons”): WNC California Housing Tax Credits, L.P. (the “Registrant”), WNC & Associates, Inc., Wilfred N. Cooper, Sr., Philip R. Hammond Family Limited Partnership, Philip R. Hammond and Diane M. Hammond, last amended on October 6, 2011 (collectively, the “Transaction Statements”). The subject of the Transaction Statements was the sale of an apartment complex by another entity in which the Registrant held an interest, on the terms described in the Transaction Statements.

The sale was approved by a majority-in-interest of the limited partners of the Registrant, and effective on November 16, 2011, the apartment complex was sold by its owner. As a consequence of the sale, the Registrant is winding up its activities. Upon completion of its winding-up, the Registrant will be terminated.

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Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2011

WNC CALIFORNIA HOUSING TAX CREDITS, L.P., a California limited partnership

By:           /s/DAVID N. SHAFER
  David N. Shafer, Executive Vice President of WNC & Associates, Inc., managing general partner

WNC & ASSOCIATES, INC., a California corporation

By:           /s/ DAVID N. SHAFER
  David N. Shafer, Executive Vice President

/s/WILFRED N. COOPER, SR.
WILFRED N. COOPER, SR.

PHILIP R. HAMMOND FAMILY LIMITED PARTNERSHIP

By:           /s/PHILIP R. HAMMOND
  Philip R. Hammond, General Partner

/s/PHILIP R. HAMMOND
PHILIP R. HAMMOND

/s/DIANE M. HAMMOND
DIANE M. HAMMOND